Wheelchair ADL Solutions Corporation

1324 N. Liberty Lake Road, #169

Liberty Lake, WA 99019

June 20, 2012

United States Securities and Exchange Commission

Attn: Ms. Amanda Ravitz, Assistant Director; and Mr. Tom Jones, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Wheelchair ADL Solutions Corporation

Registration Statement on Form S-1

File No. 333-178417

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 22, 2012 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.  The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WHEELCHAIR ADL SOLUTIONS CORPORATION

/s/ Matthew Allen
MATTHEW ALLEN
Chairman and President